Exhibit 3.01

State of Utah DEPARTMENT OF COMMERCE Division of Corporations & Commercial Code Articles of Amendment to Articles of Incorporation (Profit)

Entity Number: 613952-0142

Non-Refundable Processing Fee: $37.00
Pursuant to UCA §16-1Oa part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:
1. The name of the corporation is: Pacific Health Care Organization , Inc.
2. The date the following amendment(s) was adopted: February 21, 2018
3. If changing the corporation name, the new name of the corporation is:

4. The text of each amendment adopted (include attachment if additional space needed):
The issued and outstanding common shares, $0.001 par value per share, of the Corporation shall be fonvardsplitat the ratio of four-shares-for-one-share (4:1). Any fractional shares resulting from the forward split shall be rounded up to the next full share. The authorized common stock of the Corporation shall likewise be increased by the same four-shares-for-one-share ratio, resulting in the Corporation having two hundred million (200,000,000) shares of common stock, $0.001 par value per share, authorized. The authorized preferred stock of the Corporation shall remain unaffected by the forward stock split.

5. If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6. Indicate the manner in which the amendment(s) was adopted (mark only one):
Adopted by Incorporators or Board of Directors - Shareholder action not required.

✓	Adopted by Shareholders - Number of votes cast for amendment was sufficient for approval

7. Delayed effective date (if not to be effective upon filing) April 5, 2018                              (not to exceed 90 days)
Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.
By: /s/ Tom Kubota
Title:  Chief Executive Officer
Date: March 21, 2018

Under GRAMA {63-2-201}, all registration  information maintained  by the Division is classified as public record. For confidentiality purposes, you may use the  business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Mailing/Faxing information :www.corporations.utah.gov/contactus.html   Division's Website:www.corporations.utah.gov